THE SMART TIRE COMPANY

2022 Report

Dear investors,

A huge thank you to all of our investors. Raising our first funding from future customers and believers in our technology has been a huge advantage getting to where we are today. We're extremely proud and grateful to have thousands of supporters at this early stage of our company. Please keep spreading the word, asking questions, and following company updates. The best is definitely yet to come!

We need your help!

Keep on spreading the word! We need our community of investors to proudly share our technology with the world. Please continue to talk about SMART Tire with your friends, colleagues and on social media. Sign up for our METL waiting list on our website, ask us questions, and keep learning about shape memory alloys. This technology is brand new to everyone, and we need as many brand ambassadors as possible spreading the word about the environmental advantages, maintenance-free future of tires, and amazing properties of shape memory alloys!

Sincerely,

Brian Yennie

CTO

Earl Cole

CEO

Our Mission

In 5 years, SMART tires will be the tire of choice for bicycles & scooters, solving tradeoffs between air-filled and airless tires. Our tires will be about to embark on NASA missions to Mars and the moon, including the first human mission in decades. Back on earth, we'll be launching the first tires specially made for EVs, saving billions of lbs of rubber & plastic waste, increasing energy efficiency, and eliminating flats. Next up: savings millions of gallons of jet fuel.

See our full profile

How did we do this year?

Report Card

A+

The Good

We achieved first revenue with multiple aerospace clients.

We overcame major hurdles with cost and manufacturing of our bicycle tires, and are close to going to market.

We continued to build our team and our IP portfolio with new hires and patents.

The Bad

"Hardware is hard", and some of our products are taking longer to develop that we had hoped.

Government work is slow, with a lot of paperwork, but it is coming together with time.

The fundraising environment in 2022 and 2023 is slower and more difficult than previous years.

2022 At a Glance

January 1 to December 31

$100,895
Revenue

-$788,442
Net Loss

$79,001 +90%
Short Term Debt

$65,361
Raised in 2022

$304,643
Cash on Hand
As of 04/28/23

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$100,895
$-788,442
2021

Net Margin: -781% **Gross Margin: 90%** **Return on Assets: -251%** **Earnings per Share: -$0.08** **Revenue per Employee: $25,224** **Cash to Assets: 16%** **Revenue to Receivables: 100%** **Debt Ratio: 475%**

The_Smart_Tire_Company__Inc._-_Audited_Statements.pdf

We ❤ Our 2649 Investors

Thank You For Believing In Us

Thomas Wuttke	Ashrafe Ewida	Esono Mba	Amanda Wallace	Michael Van Steenburg	William Pennington	Alex Lebon
Martin D.	Jeff Wilber	Craig J. Vom Lehn	Anthony Stornetta	John Pereira	Meredith Webb	Charles Johnson
Christopher Rhude	Sean Porter	Herman Venter	Exel Fairclough	David Macario	Deborah Moore	Abhishek Choudhary
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Sudhakar Subashchandra...
Muhammet Fatih Erdogm...
Silas Brandon
Josh Winans
Marcus Leeb
Rahim Azizzi
Simeon Murrell
Andrew Henson
Terrance Antowine Thom...
Kweku Hanson
Barbara Sickler
Zach Hope
Veronica Tait
Sivakumar Karur Shanmu...
Torsten Gerhardt
Chun Siong Tan
Jon Caton
Sergio Lopez
Vonda M. Sargent
Glenn Abney
Mitchel J Carlsen
Christina Plumley
Tanya Young
Brendan Beadles
Lynn Pyle
Paul Rohr
Leif Erickson
Franklin E Njubigbo
Joe Southern
Saad Shaikh
Barry Sheppard
Diane Kestner
Aaron Philip
Vergel G VICENTE
John Czarnecki
Charles Sullivan
Cristian Dan Pirnog
Lisa McCarthy
Michael Lee
Renand Agenor
Nezamur Mollah
William R Rueth III
Nelson Cadiente
Hamish McMichael
Alex Doty
Thomas Pitzen
Charles Hoesch
Jun Lan Lyu
Hyeongyu Baek
Brian Green
Antonio San Martin
Paul Chastant
Gregory Nye
Kami Luigs
John Lynett, Jr
George L Lee III
John Fogg
Kevin Jaggi
Gary Porter
Jonathan Choi
Durganand Thatavarthy
Chetan Dhumane
Robert Amster
Daniel Moles
Miguel Turcios
Jerry Irwin
Andrew Fritzler
Brendan Williams
Charles Reinwald
Yogendre Kumar Patel
Babajide Patrick Oyewusi
Ryszard Paliwoda
Jonathan Bonaventura
Troy Geringer
Pierre Marizco
Janine Bresnihan
Lynn Walford
Lisa Costello
Eric Schreiber
Aidan Carter
Michael Lee
Rufus Thompson
Budi Francisco
La Quel Arthur
Louis Gonzales
Kishore Anjaneyulu
Cecilia M Tellez
Ruth King
Kathleen A Rooney-Hoke...
Jacob Esquenazi
Harry A. Miller IV
Kenard L. Ryles
Rayleon Ward
Elliot Isao Ito
Erick Ortega
Yudai Kajimoto
Moshe Kaluszyner
Samuel D. Godin
Håvard Birkeland
Garry CHAN
Timothy Gallon
Kenneth Womack
Johannes Van Galen
Craig Bybee
Keith Gerke
John Fogg
Walter Holt
Wayne Epps
Christopher Dean
Zeesha Braslawsce
Meenu Sood
Maria Luisa Chua
Bhipesh Kumar Harani
Kenneth Lee
Candice Smith
Andreas Skevas
Charles Farris
Sailesh Peringatt
Alexander Sibley
Vincent Jones
Rich Goodman
Stephanie Moore
Chukka Annadi
Andrey Shalaurov
Justin Long
Angelo Carlos
Keaton Albers
B Enfield
Christopher Joseph Kubilus
Cecile Gozun
Victor Chapela
Adam Joseph Rawlins
Charles Vollmar
Jon Tompkins
Tristan Assimos
David Bates
Sarah Chmielak
Princesse Mbome
Jeanette Farrell
Edward Pimentel
Omid Borjian
Robert Yeoman
Joseph M Winesburg
Peter Winegardner
K G
Stephen Ekegren
Christophe H Locussol
Mark Arruda
Eneida Hassrick
Andrew Fritzler
Chris Shaw
Sheldon Cohn
Diane Marr
Tony Davis
Timothy Devine
Kathy Galloway
Paul Allard
Kane Yi
Wayne Epps
Chanya Roye
Hayden Guild
Richard Eddy
Inocencio Gonzalez
Benjamin Ladabaum
Christopher Hartley
Robert Marti
Les Lewis
Evan Langhorst
Janice Anderson
Steve Tersigni
Jack Looper
Kerry HAGANS
Thomas Padin
Ronald Benner
Jonathan Lubar
David Smith
Lanoka M. Livingston
Becky Jamieson
Steve Cuccio
Rick Bearbower
Anand Varahala
Raymond Prato
Mark Frohnmayer
Tussaint McPherson
Christina Plumley
Grant Stanis
Brendan Beadles
Aundrea Veney
Paul Rohr
Leif Erickson
Franklin E Njubigbo
Justin Jessop
Tamas David
Charlotte Fryers
Karen Reed
Jose Javier Barquin Ferna...
Benedict J. Brady
Ramanjaneyulu Narra
Joel Kuehl
Les Lewis
Gregory A BALL
Harry Tsiakiridis
Alejandro Fernandez
Nezamur Mollah
Rod Cantlay-Hollis
Brent D. Staton, MD
Archie Winthrop Jennings
Murali NAGARAJAN
Jan Tichy
Long TRAN
Dale Spiess
Robert Whitaker
Darryl Roundtree
Khris Persaud
Kranthi Kalagara
Joseph Zappia
Blaine Cram
John Lynett, Jr
Roxanne Shell
Marybeth MURRAY
Kelly Conrow
Marvin Wayne Pearson
Fernando Meza
Greg Dalin
Davide Sala
Scott Walker
Amel Whitwer
Isaiah Fomunyam
Ed Scheel
Jodi Crowley
Richard MILLS
Leonardo Bussi
Yogendre Kumar Patel
Matthieu Maria
Ronald U. Denmon
Robbin R Dawson Gst Tru...
Troy Geringer
Gloria S
Eric Pfitzenmaier
Farhad Farzaneh
Kenneth Hollenbeck
Christopher C Cole
Wing Tak Kong
Andrew Dombrowski
Stephanie Whang
Oladipupo Akintoye
Stephen F. Branham
Carey Macon III
Michael Muller
Nelson Cadiente
Brian Augenstein
Kahiah Allen
Herb Brackin
Loletha Shephard
Wc Scott Wilson
Isidra Darlin Valdez
Brandon Napoli
Roy Turnbull
Leonardo Bussi
Keenen Lee
Randy Carver
Abdulkabir Ajia
Leonie Wedderburn
Jason Rohrer
Moshe Rosenfeld
Muhammer Negiat Resul
Gary W Fredericks
David A Baldwin Sr
Jonathan Hanson
Mahesh Golla
Christopher Prajogo
William Johnson, IV
Monsurat Kadri
Frank Dekker
Cynthia Brinkman
Venkata Muppala
Maximilian Klose
Colin Okasaki
Amber Van Mason
Larry Hawkins
Lawrence Chong
Grayson Golka
Paul Allee
Bonita JONES
Justin Hennequant
Kaviraj Krsnadas
Gus Abdallah
Wenyu Xie
Samuel Nwanze
Bruce Cutlip
Phani Neelamraju
Lance Dillard
Arun Kamoji
Jordan Stewart
Angelica Garduno
Kevin MacDormott
John ROCKWELL
Joseph Zappia
Moe Browning
Joshua Jonathan Burroug...
Shelby Thuruthumalil
Ricardo Rodriguez
Shenyuan Pai
John A Kosowsky
Andy Kocharian
Steven Lewis
Stephen Giordano
Walter R Creasey Jr
Victor Olowo
Charles E Kirkendall III
Melvin M Takahashi
Andrew Neely
Andrea Bearam-White
Tod Mesirow
Michael Quinn
Scott Churchman
Sohail Huda
Chad Moore
Dallas Victor McClanahan
John Spanitz
Dawn Elford
Ann Beaver
Charles Thompson
Kevin Benson
Stacy D
Jacob Leroy Haynes
Michael Yaldezian
Kendra Barry
Satwant Shottha
Peter Kapustynski
Damique Luton
William De Jesus
Nicholas Alexander Walters
Francisco Garcia Lemus
Daniel Brock
Yuliang Liu
William P Kopulos
Erik M Mitchell
Previl Orisma
Eugene Mc Elroy
Gus Abdallah
Carl Chapman
Alfred Starnes
Midhun Thomas
Jeff Edelstein
Fabio Pencle
Tussaint McPherson
Sergio Esquivel
Grant Stanis
Roy A Flegenhiemer
Aundrea Veney
Desiree Tollis
Erskine Norris
Stephen Ekegren
Cynthia Brinkman
Tamas David
Paul Chapman
Mina Black
Andrea K Tembreull
Terrance Antowine Thom...
Ian Khuong
Harold Lynch
Daryl FABER
Carmen Kennedy
Patrick Thomas
Lindsay Standen
Ronald Odell Brokenbrou...
Mark Hamilton
Brent D. Staton, MD
De Shawn Hammons
Veronica Thornton
Dan Mason
Jeanette Farrell
Stefan Sztancsa
Timothy Stumpff
Maarten S
Richard Houghton
Carol Davids
Roy Johansson
Fira Rabkin
John Miller
Carrie L James
Marybeth MURRAY
Ayodeji Rojugbokan
Brian P. Kidd
Augustina Bryan
Greg Dalin
Khanada Taylor
Estelle Beauge
Jeff Arnold
Isaiah Fomunyam
Moshe Kaluszyner
Jakub Stogr
Richard MILLS
Paula Jones
Andy Cahill
David Avard
Raymond Talbot
Robbin R Dawson Gst Tru...
Thomas Dennison
Cynthia Voortman
Kevin Moore
Shana Sharp
Paula Jones
Henry C Jorgenson
Scott Aldinger
Christine Rainford
Venu Menon
Princess Reeves
Blaine Cram
Renand Agenor
William Dodson
Mike Albar
David Rice
Mick Hall
Marci Wade
Tyler Burgess
Matthew Vickers
Nitasha Walder
Rodger Smith
Grace Hanson
Trenton Jeffrey Breithaupt
Roxanne Shell
Anthony Blair
Rohan Puri
Isiah White
Joel Newman
Daryl Pater
Jim Worthy
Katherine Thompson
Thomas Dennison
Irene Mathusek
David Samkutty
Natalie Milligan
Lizella West
Evert Carlsson
Michael Till
William Gustav Garrison, ...
Bryan Wilson
Lonnie D Coble
Brian Green
Howard Talesnick
Abhishek Reddy Baddam
Andrzej Olszowka
Matthieu Maria
Elerico Howard
Maurice Adovoekpe
Wil Thornthwaite
Mark White
Krishna Feldman
Peter Maio
David Katralis
Jose A Gelpi
Noah Cole
Kimberly GARTH
Thurman Clifton Warmac...
HENRY HANS HEMMER
W O
Dushime Thierry Uwitonze
Richard Hartung
Richard Strieck
Vijay Velayutham
Walter R Bartram
Rajesh Setty
Bradley Gloyd
Hemke Schenk
Jon FETTIG
George Krupinsky
Nalini Durgana
Tobias Joachim Hoeltge
Paul Isenbarger
Chester-Castillo Morales
Matthew Franklin
George Braun
Daniel Weiss
Vijay Saaraswat
Scott R Berndt
Brendan Williams
Kami Luigs
Diane Spengler
Adrian Fernandez
Margaret Evancho Revoc...
Paul Erling
Shelon Bormann
Young Woong Kim
Jamie Bittle
James McCullum
William A. Gibbs
Doug Kamin
Steve J RACINE
Mark Lucanic
Elliott Berg
Veronica Thornton
Wilfred Cabahug
Lewis Elliott Warner Sr
Adam Catron
Shelita A Nelson-Napier
Mike Wileman
Judy Liberto
Thaddeus Onwuka
Andrew Dombrowski
David Jensen
Anthony Anzalone
W C
Marvin McCreary
Jason Homesley
John Somdecerff
Ken Brady
Paul Kerrigan
Kasey Barrett
Sergio Esquivel
Aivaras Liutvinas
Roy A Flegenhiemer
Marino Santini
Desiree Tollis
Erskine Norris
Stephen Ekegren
André NAGANT
Tomasz Cebula
David Parker
Steven Syracuse
Peter Antypas
Andrea Lomelin
Bruce Falk
Kiritkumar Patel
Brian Blackford
Ronald J. De Santo
David Jensen
Frank Dekker
Ali Almattar
Mark Hamilton
Michael Devoney
De Shawn Hammons
Davin Phillips
Jeff Hall
Kent Pittman
Michael P Gretchen
Jayson Gonzales
Joy Pollard
Ken Kunkel
Carol Davids
Peter Booth
Sarah Coker
John Miller
Catherine Akin
Chuckie Evans Jr
Bill Schneider
Eileen Villacorte
Later Later
Ralph Gorham
Khanada Taylor
Wayne Starron
Eli Benitez
Brian Cooperider
Zach Hope
Gary W Fredericks
Eric Pfitzenmaier
Paula Jones
William Lanier
Martin Kerr
Alfred Starnes
James Soerens
Enos Smith
Lois Martin
Dusty Swartz
Michael D PERRY
Daniel Hicks
Michael Baker
Narain KAMNANI
James P Mustard
Tara C Alexander
Cynthia J Sherman
Benjamin H NEWMAN
Alberto Andres Miguel
John Ordway
Bruce Falk
Joseph Owen
Julian Fiatoa
Christina Leary
June Chatman
Dan K Wolfe
Timothy M Devine
David Sides
Weber NIZA
Abishek Raman
Serge Denis
Beverly Jenkins
John Cowan
Carl Doughty
Tiandra Caesar
Daniel Mills
Drew Wilkinson
Katherine Francis
De Lanzer Ford
Mohammed Amin Malek
Kathleen M Beebe
Jose Osorio
Jason Manske
Eric Rainaudi
Adam Coyne
Felix Tejada
Mai Murray
Kiranmayi Komati
Victoria Brannon
Pamella Ford
Shelly Kennin
Kevin Werner
William Lanier
Starr DAWSON
Marvin Wayne Pearson
Ralph Gorham
Kenny AMADO
Steve Trejo
Philip J. Haselbauer
Kenneth Iha
Mark Everingham Jr
DOTTY HUDSON
Luciano Ferreira
Jennifer Walford
Augustina Bryan
Monico B. Faller, Jr.
Nicholas Allen
Charity May
Antonio San Martin
Aaron DiAntonio
Elizabeth Green
Yvette Patacsil
Glenn Abney
Aivaras Liutvinas
Haoning Zhong
Olessya Medvedeva
Jakub Stogr
Noah Whittaker
Craig Nakahira
Noah Mengu
John M Straub
Sead Pepic
Loralee Greiner
Bharathi Nanjappa
Erskine Rogers
Aidee Wilcox
Raymond E. Wiggins Sr.
Lili Ann Tuccinardi
Hermann Weber
Clentis White
Heidi Klindworth
Eli Benitez
Keith Nation
Eufred Houndegla
Amanda Mick
Sung Wu
Erik Voges
Stephanie Whang
Matt Borsa
Alex Hold
Jeremy May
Brian Drummond
Elerico Howard
Gabriella Espinoza-Winge...
Victoria Lerner
Chad Bacek
Jose A Jimenez
Florian Cargouet
Scott Billups
Charles Y
Keith Henderson Jr.
Kevin Thomas Liberacki
Joseph C Stevens IV
Scott Gall
Joshua Johnson
Quan Gu
Benedict Paras
Kasey Barrett
Kevin Kastning
Aivaras Liutvinas
Nikolche Mihajlovski
Marino Santini
Peter Wilhelmsson
Lester Patmore
V Jethwani
Theo J
Xiang Chen Zhou
Sanjeev Patel
Kevin Welch
Mark Schroeder
Tod Mesirow
Wayne Epps
Jennifer Huntington
Michael Plath
Madhavi Chenna
Lonnie D Coble
Jebin George
Mark Soltz
Hugh Shealey
Michael Devoney
Maher Eldadah
Paul Zaklukiewicz
Jeff Hall
Matthew Echeverria
John Hayes
Nathan Milholin
Joy Pollard
Anthony Gabriel
Justin Hennequant
Jeremy Vickery
Qingwu Yang
John T Miles
Tynaya Dean
Chuckie Evans Jr
Brad Martone
Nanette Musch
Shava Smallen
Ralph Gorham
Dan K Wolfe
John R Schroeder
Terry Kitt
Brian Cooperider
Mali LeBron
Henri A Rich
Larry Hawkins
Chad Bacek
Vonda M. Sargent
Raymond Nuenke
James Barnett
Brian C Williams
Jennifer Walford
Ben Crane
Satyanarayana Ponnuru
Lisa M Marullo
Robert Kortyna
Richard Bollinger
Paul Eisenkramer Revoca...
Adam French
Ann Rowley
Naresh Jhunjhnuwala
Mathieu Bitz
Nancy Watson
Ronak Savla
Sunder Nelatur Raman
Bruce Sengkhamyong
Jose Valdez
Diane Robertson
Roy Johansson
Donna Harris-West
Jonathan Duke Kaiser
Rahul Gujarathi
Becky Jamieson
Matthew Whitehead
Vyas Dake
Ryan Quintana
Uplift Forever
Stephen Burns
Giselle Jasmin
Bon Koo
Kathleen Ann Lombardo
Peter Lee
Josianne Dupuy
Harry Han
Raja Shekar Vannela
Aaron Kager
Daniel Rojas
Suzette Shepherd
Joe Hearn
Agai B Jones
Abel Moya
Christian Paproth
Jimmy Hawkins
Eric Burgess
Mark Matta
William R Rueth III
Chad N Ava Vickrey
Jose A ESPEJO
Joey Sawyer
Richard L Green
Marquis Mattison
Christopher Garrett
Y B
Pamela Page
Kerrianne Dizon
Joel Marolf
Christine Donnelly
Shelley Standish
Olatubosun Adigun
Dana Patrice Hill
Jonathan Braxton
Kaibeh Akoi
Michael Patrick Lepkowski
Hari Subedi
Robert Boyd
Murali NAGARAJAN
Dc Smith
Franklin E. Powers, Jr.
Joseph E. Boucher
Amy Caldera
Fely ANDRADA
Kumiko Oga
Danae Steele
Pamala MEADOWS
Raymond Nuenke
Cem Aydinok
Bobby Evans
Kevin Riffle
Raquel Dawkins
Darnell Lee
Sandra Showalter
Ronald U. Denmon
Chunwa CHENG
George E Hornberger
Jacob Measels
Manuel Alberto Rodrigue...
Robert N Brown III
Daniel Holligan
David Coppola
Daniel Schmitt
Penny Dabestani
Jim F Reed
Adisa David Akinbami
Michael Chen
Ryo Canda
Judith Fay Gruber
Todd Kenworthy
Shawn Stembridge
Jose M
Jesse Spears
Tyrone Sparrow
Christopher Lallau
Mark Schoning
Lance Berg
Arlene Ritchie
Joshua Brown
Loren Pak
Tommy L Pierson
John Cowan
Francisco Garcia Lemus
Edward Lee
Ryan O. Pierce
Kevin Kastning
Michel AVRAMOV
Nikolche Mihajlovski
Betty Hamlin
Peter Wilhelmsson
Lester Patmore
V Jethwani
M S
Haakon Foshaug
Roberta Blair-Thompson
Larry Mawby
Harold A Dusyk
Johannes Van Galen
Michael Schwalbach
Dan Denoyer
Michael Plath
Eugene Mc Elroy
Jim Patton
Louise Ibsen
Pamela Wackler
Angelo Stefanoni
Rick Bearbower
Tracy Smith
Joshua George
Charles Hoesch
Matthew Echeverria
Danny Lindley
June Chatman
Kelly Waynne Hyde
Tonia Willekes
Mani Sharma
James Henke
Michael Quinn
John T Miles
Jack Looper
Robert Knox
Melodie J Dobbins
Veronica Lemperle
Mark Buckley
Erick Ortega
Dan K Wolfe
Kevin Benson
Nicholas Goossen
Rodrick Ellis Loud DDS
Walter R Bartram
Henri A Rich
Ross Warren
Jimmy Hawkins
Vonda M. Sargent
Raymond Nuenke
Greg Lane
Jose Valdez
Jennifer Walford
Adam Rivette
Jerry Irwin
Dan Revel
Mark Fox
Joseph Bahanag
Frederick Stevenson
Jacob Feller
Pete H
Mark Schroeder
Sarah Eshiwani
Ernest Swauger
Robert Marcel Dominguez
Jason Park
William Hague
Paramanaden MOONESA...
Michael PEASEL
Joseph Dirksmeier
Arthur Brennan
Jodi Crowley
Melvin O Logan
Katherine Lyn Green
Khris Persaud
Shekaiba Saidy
Shameer Griffin
James L Dietrich
Ken Roepe
James Weber
Rodrick Ellis Loud DDS
Arcangelo Ercole
Samantha Spencer
Ayele Gizaw
Lanise Lynn Ferguson
Mindy R Sugarman
Spencer Gore Fields
Christopher Finck
Adam Hussain Mashraqui
Andrew O'Callaghan
Ayodeji Rojugbokan
Toshi Kempkes
Tim Gentsch
Bryan Ballesteros
Fiorella Tineo
Dariana Francois
Ana Quinones
Michael Devoney
Johnitta Clemons
Michael DeLaMater
Yue Kong Lau
Rohan Rodrigues
Michele Stratton
John Kobe
Grahame Harlow
Shameka King
Joshua Littlejohn
Klajdi Hena
Peter O Garrett
Thomas Rogers
Alvester Williams
Andrea Marchi
Jennifer Ouye
David Vazquez
Charles Reinwald
William Drevescraft
Lawrence Jackson
Sylvester Arcaro
Tim Dowe
Paul Canuelle
Joris TROMMENSCHLAG...
Jonathan Bonaventura
Miguel Turcios
James Dobbins
Estelle Beauge
Enos Smith
Gene Handler
Milind Makwana
Brandon Kocher
Hector Perez
Alexander Kuehne
Melissa Givvines
James Barnett
Steven Eggert
Barry Weinstock
Ean Lake
Jacob FRIESEN
Lukas Kawka
Dustin Hoke
William R Rueth III
William Overin
Gregory L Key
Victoria L Wilson
James Soerens
Philip Paraggio
Maria Luisa Chua
Betty M CULPEPPER
Maureen Vann
Abram Clark
Chelsea JOHNSON
Jeff Edelstein
Devin Jones
Bengt Novik
Mali LeBron
Stephen Chase
Sidney B Fulton III
Virgilio Yabut
Ray Shaffer
Sean Harrington
Cory Cook
Jorda Cire
Mitchel J Carlsen
Ryan O. Pierce
Tanya Young
Michel AVRAMOV
Lynn Pyle
Betty Hamlin
Mary Cummins
Lester Patmore
Kerry Banahan
Samuel Epp
Martin Van Dord
Emma Daae Balleby
Justin Blau
Scott Aldinger
Ante Loncar
Andrew Reed
Rudy Guajardo
Cory Cook
Thomas James Walsh
Philip J. Haselbauer
William Long
Kurt Searvogel
Shannon Chavez
Anthony Joseph Parisi
Charles Wise
Craig Nakahira
Charles Hoesch
Satwant Shottha
Alberto Andres Miguel
June Chatman
Elizabeth Fryers
Marty D. Monroe
Alfredo Sosa
Sam NUON
Michael Quinn
Jon Tompkins
Nick Guidoux
Robert Knox
William Kaake
Ann Beaver
Bhanu Karumuri
Kaviraj Krsnadas
Brian Augenstein
James Nieman
Lizella West
Nancy Southin
Steve J RACINE
Scott Billups
Fely ANDRADA
Dan Revel
James Jenkins
Ryszard Paliwoda
David A Baldwin Sr
Zeus Carrete
Richard Scalice

Richard Scalice	Richard Campbell	Charles Vollmar	Cheng Fang Yang	Elerico Howard	Shelby Thuruthumalil	Jay Fayloga
Wendy Amato	Ralph Davies	Mick Hall	Heather Williams	Adam Rivette	Brian Kenyon	Lisa Costello
Nyamekye Laird	Nyamekye Laird	Victoria Lerner	Victoria Lerner	Ken Roepe	Ken Roepe	Joe Hearn
Phil Knowles	Lacie McCormack	Lacie McCormack	William Dela Cruz	William Dela Cruz	Troy Whitaker	Troy Whitaker
Jesse Spears	Jonathan Duke Kaiser	Jose M	Stacy D	Michael Chen	Richard Marks	Michael Yaldezian
Uplift Forever	Uplift Forever	Uplift Forever	Cameron Howell	Pamella Ford	Pamella Ford	Victor Hugo Rosales Cha...
Victor Hugo Rosales Cha...	W O	W O	Felipe Santos Batista De ...	Felipe Santos Batista De ...	Kristy Nelson Leffers	Kristy Nelson Leffers
Myron H Rasmussen	Myron H Rasmussen	Tommy Hong	Tommy Hong	Sharon Allison	Ruth J Dickson	Patrick Smellie
Jimmy Black	Joshua Taddeo	Shelita A Nelson-Napier	Michelle Rachel Ramirez	Jonathan H Kaplan	Tom Fender	Steven Gray
Hector Perez	Hector Perez	Hector Perez	William Hoffman	William Hoffman	Sukhpal Toor	Randy Asher
Kenneth Iha	Kenneth Iha	Kenneth Iha	Eric Norberg	Joannes Valkenberg	Duane Allen Bishop MacA...	Duane Allen Bishop MacA...
Tracy Jacobs	Tracy Jacobs	Dan Denoyer	Dan Denoyer	Bibhu Mahapatra	Bibhu Mahapatra	Kristi Sewing
Donald H Butterfield	Tony Kigano	Frans Muller	Frans Muller	Manosh Chalasany	Robert Koo	Robert Koo
Sheryl Lynn Jahn	Joshua McDowell	Robert Moses	Marco Posillico	Daniel W Smith	Vincent Purini	Vincent Purini
David Harrison	David Harrison	Robert Alexander McCon...	Robert Alexander McCon...	Carl Wegner	Norris Reynolds	Norris Reynolds
Norris Reynolds	Serge Colin	Fatima Diop	Kim Lanier	Bill L	Ronald GEORGE	Eric Jenkins
Marcus L Latimer	Ka WS	Andrea Walker	Narelle Mackenzie Cpa 4...	Jose Rodriguez	Earlando Oliver Thomas	Jan Edgren
Bruce Bass	Jack Brockman	Okunade Olateru-Olagbegi	Andrew McAfee	Mitko Bojcev	Theodore R Miller	Miguel Fabregas
Fikret Cam	Timothy Walton	Jon FETTIG	Pamela Page	Pamela Page	Michael J Rozdolski	Sekaidah Rogers
Brian Wenner	Owen Long	Owen Long	Robert Claggett	Robert Claggett	Christophe H Locussol	Christophe H Locussol
Alfredo De Leon	Amber Van Mason	Amber Van Mason	George Kaiafas	Josh Chen	Josh Chen	Stefano Lorusso
Stefano Lorusso	Bibhu Mahapatra	Bruce Cutlip	Bruce Cutlip	Vanessa Vaughn	Kevin Cole Jr	Melody Vo
Melody Vo	Melody Vo	Zachary Hardesty-Shaw	Cynthia L Bowman	Ashley Hooker	Eugenia Miller	Daniel Russell
Genovia Williams	Maung Nay Lin	Desmond Kang	Desmond Kang	Jason Dellorfano	Jason Dellorfano	Danny Lee
Peter Martin	Mike Albar	Chris Angiolillo	Chris Angiolillo	Logeshwaran Orathur Sut...	Logeshwaran Orathur Sut...	Glenroy Wilson
Redouan Badri	Redouan Badri	Ashley Patterson	Ashley Patterson	James West	James West	Lawrence Hirst
Lawrence Hirst	Larry Mawby	Elizabeth Bina Ritter	T. A.	T. A.	T. A.	T. A.
T. A.	T. A.	Melvin O Logan	Melvin O Logan	Dennis Ray Thomas	Dennis Ray Thomas	Michael Till
German Marimon Reverte	Paul Chastant	Nathan Johnson	Benjamin Belk	Garland L. Holt	Gordon A Martinez	Don Oswalt
Saul Kravitz	Saul Kravitz	Roland Rodene	Melvajean Eason	Melvajean Eason	Toshi Kempkes	Toshi Kempkes
Adam Catron	Adam Catron	Princess Flores	Farrad Conover	Gautam Raj Mode	Peter Aronoff	Peter Aronoff
Joseph & Sharon Rakoski	Tony Vangelist	Tony Vangelist	Eric Bippert	Eric Bippert	Andres Baresch	Andres Baresch
Dubaic Predrag	Dubaic Predrag	Youssef Barbour	Youssef Barbour	W Kim Colich	Edward S. Johnson, Jr.	Edward S. Johnson, Jr.
Stephen Burns	George L Lee III	Rajiv Panta	Nikita R	Derek Murphy	Derek Murphy	Brandon Gochenour
Brandon Gochenour	Brandon Gochenour	Jack Chu				

Thank You!

From the The SMART Tire Company Team



Earl Cole
CEO



Brian Yennie
CTO



Jim Benzing
Principal Engineer

R&D 100 Award Winner, original inventor of the lunar spring tire, NASA consultant, 20+ tire patents. 45 years at Goodyear include developing production manufacturing equipment and overseeing factory rollouts on 4 continents.



Charles Weinberg
Senior Engineer, Shape Memory Alloys

PhD in Mechanical Engineering from University of Minnesota. Studied structural design with shape memory alloys and co-authored papers on new nitinol applications & forms.



William Farah , Esq
General Counsel, Venture Capital Advisor

Entrepreneur & lawyer. Consultant for SOS Ventures. Director @ First Step Foundation and former ATP tour tennis pro.



Karen Jones, MBA
Advisor, Federal Aviation Administration

Executive MBA with 20+ years experience working for the government in supply chain logistics and employee relations. Enterprise operations for the FAA in dealing with businesses, government and labor regulations within the aviation industry.



Angela Helin
Advisor & Investor

Principal Load Engineer, SpaceX



Brennan Swain
Patent / IP Counsel

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Earl Cole	CEO @ The SMART Tire Company	2020
Brian Yennie	CTO @ The SMART Tire Company	2020

Officers

OFFICER	TITLE	JOINED
Earl Cole	CEO	2020
Brian Yennie	CTO	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Earl Cole	4,500,000 common stock	45.4%

Brian Yennie	4,500,000 common stock	45.4%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
11/2020	$100		Section 4(a)(2)
12/2020	$2,000		Section 4(a)(2)
01/2021	$2,000		Section 4(a)(2)
02/2021	$1,200		Section 4(a)(2)
03/2021	$1,000		Section 4(a)(2)
03/2021	$1,500		Section 4(a)(2)
05/2021	$1,500		Section 4(a)(2)
05/2021	$500		Section 4(a)(2)
08/2021	$10,000	Safe	Section 4(a)(2)
09/2021	$1,296,681		4(a)(6)
10/2021	$49,500	Safe	Section 4(a)(2)
11/2022	$65,361	Preferred Stock	Regulation Crowdfunding
01/2023	$28,000		Section 4(a)(2)
01/2023	$20,000		Section 4(a)(2)
	$627,732		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

Name	Brian Yennie
Amount Invested	$28,000
Transaction type	Other
Issued	01/01/2023
Relationship	Founder

Promissory note with 0.5% monthly interest (repaid)

Name	Brian Yennie
Amount Invested	$1,200
Transaction type	Other
Issued	02/22/2021
Relationship	Founder

Capital contribution

Name	Brian Yennie
Amount Invested	$1,500
Transaction type	Other
Issued	05/03/2021
Relationship	Founder

Capital contribution

Name	Brian Yennie
Amount Invested	$500
Transaction type	Other
Issued	05/17/2021
Relationship	Founder

Loan from shareholder

Name	Deborah Moore
Amount Invested	$20,000
Transaction type	Other
Issued	01/01/2023
Relationship	Mother of Brian Yennie (founder)

Promissory note with 0.5% monthly interest (now repaid)

Name	Brian Yennie
Amount Invested	$100
Transaction type	Other
Issued	11/30/2020
Relationship	Founder

Capital contribution

Name	Brian Yennie
Amount Invested	$2,000
Transaction type	Other
Issued	12/07/2020
Relationship	Founder

Capital contribution

Name	Brian Yennie
Amount Invested	$2,000
Transaction type	Other
Issued	01/27/2021
Relationship	Founder

Capital contribution

Name	Brian Yennie
Amount Invested	$1,000
Transaction type	Other
Issued	03/29/2021
Relationship	Founder

Capital contribution

Name	Brian Yennie
Amount Invested	$1,500
Transaction type	Other

Issued	03/31/2021
Relationship	Founder

Capital contribution

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred	1,886,765	890,919	Yes
Common Stock	11,886,765	9,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	1,000,000

Risks

Material costs could fluctuate. A rise in commodity costs for nickel or titanium could adversely affect our ability to produce a cost-effective product.

Safety concerns. Our prototypes have not been tested over longer durations and all potential conditions. There could be unforeseen safety concerns with a new type of tire.

Consumer adoption. While we consider our initial product, the METL bicycle tire, to be a premium product, consumers could continue to prefer cheaper alternatives.

Licensing terms. The SMART Tire Company licenses technology from NASA, and does not currently have worldwide exclusivity in all fields. NASA, at its sole discretion, could limit the ability of STC to obtain full IP protection for the technologies covered and/or choose to license to another company if insufficient progress is made towards commercialization.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

NASA participation is not fully guaranteed. Some research & development resources also work for the Mars Rover team, and can be recalled for mission critical work.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make

of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

The SMART Tire Company, Inc.

- Delaware Corporation
- Organized August 2020
- 4 employees

- 4 employees

1450 Firestone Pkwy Unit E
Akron CA 44301

https://smarttirecompany.com

Business Description

Refer to the The SMART Tire Company profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

The SMART Tire Company is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.